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GIBSON, DUNN & CRUTCHER LLP
Lawyers

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

333 South Grand Avenue, Los Angeles, California 90071-3197
(213) 229-7000

www.gibsondunn.com

September 22, 2005

Direct Dial 213-229-7207 Fax No. 213-229-6207	Client Matter No. 94515-00038

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3628

Attention: Daniel F. Duchovny, Esq.

Re:
ValueClick, Inc.
Registration Statement on S-4 filed August 24, 2005
File No. 333-127804

Fastclick, Inc.
Schedule TO-T filed August 24, 2005 by ValueClick, Inc.
File No. 005-80942

Dear Mr. Duchovny:

        On behalf of ValueClick, Inc., a Delaware corporation (the "Company"), we hereby provide to the staff of the Securities and Exchange Commission (the "Staff") supplemental information related to the Company's Registration Statement on Form S-4 originally filed with the Securities and Exchange Commission on August 24, 2005 (as amended, the "Registration Statement"). As noted in our telephonic discussions with the Staff this morning, the Company currently plans to file Amendment No. 3 to the Registration Statement today. In response to the Staff's request, this letter articulates the reasons underlying the Company's conclusion that, notwithstanding the termination by Fastclick, Inc. ("Fastclick") of its 2004 Stock Incentive Plan (the "2004 Plan"), no material changes to the Company's prospectus (the "Prospectus") are required, and therefore no recirculation of the Prospectus is required.

Fastclick's Termination of the 2004 Stock Incentive Plan is Immaterial to Fastclick Shareholders

        The decision of the Fastclick board of directors to terminate the 2004 Plan and cancel unvested options thereunder is immaterial to Fastclick shareholders in general. The pro-forma impact of the termination of the 2004 Plan (and the cancellation of unvested options thereunder) on the financial information contained in the Prospectus is negligible. As reflected on page 14 of the Prospectus, the change in the treatment of options in accordance with the termination of the 2004 Plan results in increases of approximately $700,000 or 3.8% and $1.5 million or 1.8% in pro-forma net income of the combined company for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively. Moreover, the change is a positive economic factor in terms of a stockholder's investment decision, as the related cost to the successor company is actually being reduced.

        With regard to optionees who may also be stockholders, based on the most recent information available to the Company, there are only approximately 41 shareholders who were also optionees holding unvested options under the 2004 Plan subject to termination upon completion of the offer. As of the date hereof, these shareholder optionees held only approximately 0.7% of outstanding Fastclick shares in the aggregate—an immaterial amount with regard to the transaction as a whole, that would have no bearing on the outcome of the exchange offer, the satisfaction of the minimum condition or the parties' ability to consummate the proposed merger (Based on the report we received this afternoon from our information agent, holders of 94.4% of the outstanding shares of Fastclick common stock have tendered their shares in the exchange offer.). In any event, in our view, the impact of the transaction on stock options under the 2004 Plan should not be material to stockholders of Fastclick, in their capacity as stockholders, in determining whether to exchange their shares in the exchange offer—whether or not they might hold options under the 2004 Plan.

Fastclick's Termination of the 2004 Incentive Plan was Permitted Under the Preexisting Terms of the Plan

        The decision of the Fastclick board of directors to terminate the 2004 Plan was undertaken pursuant to the prexisting terms of the plan, which explicitly allowed for such termination. In fact, the preexisting terms of the plan would have permitted a termination of all underlying options thereunder (vested or unvested), without providing for the assumption of such options by the successor company (1). The preexisting plan also provided that Fastclick could amend the terms of the plan at any time provided that it didn't impair the rights of optionees earned as of such time (2). As such, optionees under the 2004 Plan holding unvested options not otherwise subject to contractual acceleration rights were on notice of the ability of Fastclick to terminate the plan and cancel such unvested options in the event of a "change in control" transaction involving Fastclick. The market itself was on notice of the ability of Fastclick to undertake the actions described above, as the 2004 Plan was included within Fastclick's prior public filings with the Commission. As such, the actions of Fastclick in connection with the 2004 Plan do not represent a change to any preexisting rights of the optionholders under the 2004 Plan and, for that reason, the additional disclosure should not be characterized as material.

        As we have discussed, and as the filing reflects, ValueClick and Fastclick are not changing in any way the terms of the exchange offer, the exchange ratio, the conditions to closing the exchange offer or the minimum tender condition. There are no changes being made to the merger agreement which governs the transaction, and there are no additional dealers soliciting fees or other fees being paid. In short, we do not believe that the amendments to the filing that we are proposing are material to Fastclick's stockholders in any respect and, therefore, we are of the view that no recirculation of the Prospectus should be required.

        Please contact me at (213) 229-7207, Joshua A. Kreinberg at (213) 229-7775 or Bradford P. Weirick at (213) 229-7765 with any questions regarding the foregoing responses.

Very truly yours,
/s/ RAYAN R. JOSHI
Rayan R. Joshi
cc:
Scott P. Barlow, ValueClick, Inc.
Scott H. Ray, ValueClick, Inc.
Bradford P. Weirick, Esq, Gibson, Dunn & Crutcher, LLP
Joshua A. Kreinberg, Esq, Gibson, Dunn & Crutcher, LLP

ENDNOTES

(excerpts from 2004 Plan)

(1)
"6(i) Change in Control.

(i)
Except as otherwise provided for in the Optionee's Option Agreement, in the event of a Change in Control, the Company and the successor corporation, if any, may agree (without the Optionee's consent):

(B)
to terminate the Plan and cancel all outstanding Options effective as of the date of the Change in Control without the payment of any consideration; provided, however, that the Administrator shall notify the Optionees of their Options' cancellation at least 21 days prior to the date of the Change in Control so that the Optionees can exercise those Options that are otherwise exercisable before they are cancelled;"

(2)
"15. Amendment and Termination of the Plan. The Board may at any time amend, alter, suspend, or discontinue the Plan, but no amendment, alteration, suspension, or discontinuation shall be made which would impair the rights that the Participant had earned by the time of the amendment, alternation, suspension, or discontinuance of the Plan without his/her consent."

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ENDNOTES (excerpts from 2004 Plan)